

Mail Stop 6010

November 26, 2007

Via Facsimile and U.S. Mail

Mr. Bevil J. Hogg
Chief Executive Officer
Stereotaxis, Inc.
4320 Forest Park Avenue, Suite 100
St. Louis, MO 63108

> **Re: Stereotaxis, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 13, 2007**
> **File No. 0-50884**

Dear Mr. Hogg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant